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                       SECURITIES AND EXCHANGE COMMISSION
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                             Washington, D.C. 20549
                                   -----------
                                   SCHEDULE TO
                                 AMENDMENT NO. 4

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 EON LABS, INC.
                            (Name of Subject Company)

                                   NOVARTIS AG
                              NOVARTIS CORPORATION
                            ZODNAS ACQUISITION CORP.
                       (Name of Filing Persons--Offerors)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    29412E100
                      (CUSIP Number of Class of Securities)

                                  George Miller
                        Head of Legal and General Affairs
                                   Novartis AG
                                 35 Lichtstrasse
                           CH-4002 Basel, Switzerland
                                 41-61-324-1111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   -Copies to-
                           Andrew R. Brownstein, Esq.
                             Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY 10019
                                 (212) 403-1000
                                   -----------

                            CALCULATION OF FILING FEE


          Transaction Valuation                 Amount of Filing Fee
   ------------------------------------- ----------------------------------
   ------------------------------------- ----------------------------------
              $977,098,158*                          $115,005*
   ------------------------------------- ----------------------------------
   ------------------------------------- ----------------------------------

   ------------------------------------- ----------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the filing fee is described on the cover page to Amendment No. 1 to the Schedule TO filed on May 27, 2005.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      Amount Previously Paid:  $115,005          Filing Party:  Novartis Corp.
      Form or Registration No.:  Schedule TO     Date Filed:  May 23, 2005
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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



     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, as amended, (the "Schedule TO"), originally filed with the Securities and Exchange Commission on May 23, 2005 and as amended and supplemented by Amendment No. 1 on May 27, 2005, Amendment No. 2 on June 2, 2005, and Amendment No. 3 on June 7, 2005, by Novartis AG, a Swiss Corporation, Novartis Corporation ("Novartis US"), a New York corporation and an indirect wholly owned subsidiary of Novartis AG, and Zodnas Acquisition Corp. ("Zodnas"), a Delaware corporation and an indirect wholly owned subsidiary of Novartis US. The Schedule TO relates to the offer by Zodnas to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Eon Labs, Inc., a Delaware corporation ("Eon"), for $31.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as exhibits (a)(1)(A) and
(a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     The Offer to Purchase is hereby amended and supplemented as follows:

               1. The following sentence is hereby added at the end of the second paragraph on page 1:

                    "The  Santo   Purchase  will  be   consummated   immediately
                    following the expiration of the Offer."

               2. The following sentence is hereby added at the end of the response to the question on page 6: "Does Purchaser have the financial resources to pay for the Shares it is offering to purchase?":

                    "No alternative financing plan exists."

               3 In the response following the question "If I accept the Offer, when will I get paid?" on page 7, the words "as promptly as practicable" are hereby deleted and replaced with "promptly".

               4. The second sentence of the first paragraph in the section entitled "Forward-Looking Statements" on page 11 is hereby deleted.

               5. The following language is hereby inserted as an additional paragraph on page 11 following the second paragraph on such page:

                    "The forward-looking statements contained within this Offer to Purchase are not subject to the "safe harbor" provided for in the Private Securities Litigation Reform Act of 1995."

               6. The first sentence of the second complete paragraph on page 13 is hereby deleted and replaced with the following:

                    "Novartis US will purchase the Santo Shares pursuant to the Santo Agreement immediately following the expiration of the Offer (such purchase, the "Santo Purchase")."

               7. The following sentence is hereby added at the end of the third paragraph on page 18:

                    "Neither Novartis AG, Novartis US nor Zodnas has any present intention to transfer or assign, or to cause the transfer or assignment of, the right to purchase Shares tendered into the Offer. In the event of any change in such intention, any transferee or assignee will be considered an offeror for purposes of the Offer and will independently satisfy the timing, signatory and dissemination requirements of the federal securities laws."

               8. The following words are inserted at the end of the third sentence of Section 13 on page 42 and prior to the period:

                    "and no alternative financing plans exist"

               9. The last paragraph on page 30 is hereby deleted and replaced with the following:


                    The descriptions of the Merger Agreement and the Santo Agreement in this Offer to Purchase have been included to provide you with information regarding their terms. The Merger Agreement and the Santo Agreement each contain representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of those contracts between the respective parties and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of those contracts. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the respective parties rather than establishing matters as facts.

FORM OF LETTER OF TRANSMITTAL

     The Form of Letter of Transmittal included as Exhibit (a)(1)(B) to the Schedule TO is hereby amended and supplemented as follows:

               1. The last sentence of the third paragraph on page 5 is hereby deleted and replaced with the following:

                    "Under certain circumstances set forth in the Offer to Purchase, Purchaser may not be required to accept for payment any of the Shares tendered by this Letter of Transmittal."

               2. The last sentence of the last paragraph on page 5 is hereby deleted and replaced with the following:

                    "Purchaser has no obligation, pursuant to the Special Payment Instructions, to transfer any Shares from the name of the registered holder(s) of such Shares if Purchaser does not purchase any of the Shares tendered by this Letter of Transmittal."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2005
                                              NOVARTIS AG


                                              By: /s/ George Miller
                                                 -------------------------------
                                                 Name   George Miller
                                                 Title: Authorized Signatory


                                              By: /s/ Peter Rupprecht
                                                 -------------------------------
                                                 Name:   Peter Rupprecht
                                                 Title:  Authorized Signatory


                                              NOVARTIS CORPORATION


                                              By: /s/ Terrence A Barnett
                                                 -------------------------------
                                                 Name:   Terrence A Barnett
                                                 Title:  President and
                                                         Chief Executive Officer


                                              ZODNAS ACQUISITION CORP.


                                              By: /s/ Eric Pomerantz
                                                 -------------------------------
                                                 Name:   Eric Pomerantz
                                                 Title:  Vice President
                                                         Zodnas Acquistion Corp

                                  EXHIBIT INDEX



*(a)(1)(A) Offer to Purchase, dated May 23, 2005.

*(a)(1)(B) Form of Letter of Transmittal.

*(a)(1)(C) Form of Notice of Guaranteed Delivery.

*(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.

*(a)(1)(E) Form of Letter to Clients  for use by  Brokers,  Dealers,  Commercial
           Banks, Trust Companies and Other Nominees.

*(a)(1)(F) Guidelines for Certification of Taxpayer  Identification Number (TIN)
           on Substitute Form W-9.

(a)(2)     Not applicable.

(a)(3)     Not applicable.

(a)(4)     Not applicable.

*(a)(5)(A) Text of Press  Release  issued by Novartis  dated  February 21, 2005, incorporated in this Schedule TO by reference to the Schedule TO filed by Novartis AG, Novartis US and Zodnas on February 22, 2005.

*(a)(5)(B) Form of Summary Advertisement published in The Wall Street Journal on
           May 23, 2005.

*(a)(5)(C) Text of Press Release issued by Novartis dated May 27, 2005.

*(a)(5)(D) Text of Press Release issued by Novartis dated June 7, 2005.

*(a)(6)(A) Complaint  titled  Ellen Wiehl v. Eon Labs,  Inc.  et al.,  filed on
           February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(B) Complaint titled Paulena Partners LLC v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(C) Complaint titled Robert Kemp, IRRA v. Eon Labs, Inc. et al., filed on
           February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(D) Complaint titled Peter J. Calcagno v. Eon Labs, Inc. et al., filed on
           February 23, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(E) Complaint  titled  Christopher  Pizzo v. Novartis AG et al., filed on
           February 23, 2005, in the Supreme Court of the State of New York, County of New York.

*(a)(6)(F) Complaint  titled Erste Sparinvest  Kapitalanlagegesellschaft  MBH v.
           Eon Labs, Inc. et al., filed on March 1, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(G) Complaint  titled Merl Huntsinger v. Eon Labs, Inc. et al., filed on
           March 1, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(H) Complaint  titled Jason Hung v. Eon Labs, Inc. et al., filed on March
           3, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(I) Consolidated   Amended  Complaint  titled  In  re  Eon  Labs,  Inc.
           Shareholders Litigation, filed on May 27, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

(b)        None.

*(d)(1) Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis US, Zodnas, Eon and, for purposes of Section 12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.2 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

*(d)(2) Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and between Novartis US, Santo and, for purposes of
           Section 10.12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.1 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

*(d)(3) Confidentiality Agreement, by and between Novartis US and Eon, dated as of February 11, 2005, incorporated in this Schedule TO by reference to Exhibit 2.3 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

(g)        None.

(h)        Not applicable.

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* Previously filed.